Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated October 27, 2016, and the related Letter of Transmittal. The Offer is being made to all holders of Shares, provided that the Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws.

Notice of Offer to Purchase for Cash

by

InvenTrust Properties Corp.

of

Up to $200,000,000 in Value of Shares of its Common Stock for Cash

at a Purchase Price Not Greater Than

$2.94 Nor Less Than $2.45 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 28, 2016, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

InvenTrust Properties Corp., a Maryland corporation that qualifies as a real estate investment trust for U.S. federal income tax purposes (the “Company”), invites its stockholders to tender shares of its common stock, par value $0.001 per share (the “Shares”), at a price or prices not greater than $2.94 nor less than $2.45 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated October 27, 2016 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal” and, collectively with the Offer to Purchase, as each may be supplemented or amended from time to time, the “Offer”).

The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to other conditions. See Section 6 of the Offer to Purchase.

The Offer will expire at 5:00 p.m., New York City time, on November 28, 2016, unless the Offer is extended or withdrawn (such date and time, as they may be extended, the “Expiration Date”).

To validly tender Shares, stockholders who own Shares that are registered in their names must properly complete and sign the Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees and any other documents required by the Letter of Transmittal to DST Systems, Inc. (“DST”) in its capacity as the Depositary at the appropriate address shown on the “Important Instructions and Information” page accompanying the Letter of Transmittal prior to the Expiration Date.

Stockholders who hold Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company, custodian or other nominee and are not the holder of record on the Company’s books, must contact their broker, dealer, commercial bank, trust company, custodian or other nominee and comply with their policies and procedures and provide them with any necessary paperwork in order to have them tender their Shares. Stockholders holding their Shares through a broker, dealer, commercial bank, trust company, custodian or other nominee must not deliver a Letter of Transmittal directly to DST in its capacity as the Depositary. The broker, dealer, commercial bank, trust company, custodian or other nominee holding such Shares must submit the Letter of Transmittal that pertains to such Shares to DST in its capacity as the Depositary on the stockholder’s behalf. If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, agents, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Depositary of their authority so to act must be submitted.

The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price (not greater than $2.94 nor less than $2.45 per Share) (the “Purchase Price”) that it will pay for Shares validly tendered pursuant to the Offer and not properly withdrawn prior to the Expiration Date, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Purchase Price will be the lowest price that will enable the Company to buy up to $200,000,000 in value of its Shares (or such lesser number of Shares as are validly tendered) pursuant to the Offer; provided, that in accordance with rules promulgated by the Securities and Exchange Commission, the Company may increase the number of Shares accepted for payment in the Offer by up to 2% of the outstanding Shares without amending or extending the Offer. This could result in the dollar value of the Offer increasing by up to approximately $51,000,000.

If, based on the Purchase Price, Shares having an aggregate value of less than $200,000,000 are properly tendered and not properly withdrawn, the Company will buy all Shares properly tendered and not properly withdrawn. If, based on the Purchase Price, Shares having an aggregate value in excess of $200,000,000 (or such greater amount as the Company may elect to pay, subject to applicable law), have been properly tendered at prices at or below the price ultimately determined to be the Purchase Price and not properly withdrawn before the Expiration Date, the Company will purchase properly tendered Shares in the following order of priority: (a) first, the Company will purchase all the Shares properly tendered at or below the price ultimately determined to be the Purchase Price and not properly withdrawn by any “odd lot holder” (a stockholder of less than 100 Shares) who tenders all of that holder’s Shares; and (b) second, after the purchase of all the Shares properly tendered by odd lot holders, the Company will purchase all other Shares properly tendered at or below the price ultimately determined to be the Purchase Price, on a pro rata basis with appropriate adjustments to avoid the purchase of fractional Shares. If any tendered Shares are not purchased for any reason, the Letter of Transmittal with respect to such Shares not purchased will be of no force and effect.

The Company reserves the right to extend the Offer at any time and for any reason. If the Company extends the Offer beyond 5:00 p.m., New York City time, on November 28, 2016 (the “Expiration Time”), the Company will inform DST of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. For withdrawal to be effective, a Withdrawal Letter must be sent by U.S. mail or overnight courier service and timely received by the Depositary at the appropriate address on the “Important Instructions and Information” page accompanying the Letter of Transmittal. Any such Withdrawal Letter must specify the name of the person who tendered the Shares to be withdrawn, must specify the identity and quantity of Shares to be withdrawn, and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed. Stockholders should allow sufficient time to ensure timely delivery of their Withdrawal Letter. If a stockholder chooses to use the U.S. Postal Service, they may want to consider using registered or certified priority mail with return receipt requested. Withdrawals may not be rescinded, and Shares properly withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered again by following one of the procedures described in Section 2 (Procedures for Tendering Shares) at any time before the Expiration Date.

The Company will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority and proration provisions of the Offer, Shares that are properly tendered at or below the price ultimately determined to be the Purchase Price and not properly withdrawn, only when, as and if the Company gives oral or written notice to the Depositary and the Paying Agent of the Company’s acceptance of tendered Shares for payment.

The purchase of Shares pursuant to the Offer will reduce the Company’s stockholders’ equity in an amount equal to the aggregate Purchase Price of the Shares purchased, reduce total cash and increase the Company’s indebtedness in an amount equal to the amount of monies drawn on the Company’s credit facility, if any, to fund a portion of the Purchase Price.

Generally, a sale of Shares pursuant to the Offer will constitute a “redemption” under the Code and will be a taxable transaction for federal income tax purposes. If the redemption qualifies as a sale of Shares by a U.S. stockholder under Section 302 of the Code, the U.S. stockholder will recognize gain or loss equal to the difference between (i) the cash received pursuant to the Offer and (ii) the U.S. stockholder’s adjusted tax basis in the Shares surrendered pursuant to the Offer. If the redemption does not qualify as a sale of Shares under Section 302 of the Code, the U.S. stockholder will not be treated as having sold Shares but will be treated as having received a distribution from us in an amount up to the amount of the cash received pursuant to the Offer. If a U.S. stockholder is treated as receiving a distribution from us, the U.S. stockholder will generally be taken into account as ordinary income dividend to the extent of the Company’s current or accumulated earnings and profits, unless the Company designates the dividend as a capital gain dividend. EACH STOCKHOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF TENDERING SHARES IN THE OFFER.

The information required to be disclosed by Rule 13e-4(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Copies of the Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of the Company’s Shares, including any custodian, brokers, dealers, commercial banks, trust companies and other nominees, or the names of whose nominees, appear on the Company’s stockholder list.

The Offer to Purchase and the related Letter of Transmittal contain important information and should be carefully read in their entirety before any decision is made with respect to the Offer.

The purpose of the Offer is to provide those stockholders who desire liquidity for all or a portion of their Shares an opportunity to do so in an efficient manner, while at the same time balancing the best interests of the Company and of those stockholders who wish to remain invested in the Company. The Company believes that the Offer is a prudent use of the Company’s financial resources given its business profile, capital structure and assets.

The Company believes that the modified “Dutch Auction” tender offer set forth in the Offer to Purchase represents an efficient mechanism to provide the Company’s stockholders who desire immediate liquidity with the opportunity to tender Shares, while also providing a benefit to those stockholders who do not participate in the Offer, as such non-participants will automatically increase their relative percentage ownership interest in the Company and its future operations.

The Company’s board of directors has approved the Offer. None of the Company, our board of directors, DST in its capacity as the Information Agent, Depositary, Paying Agent or Information Agent, or any of their respective affiliates, however, has made or is making any recommendation to any stockholder as to whether to tender or refrain from tendering their Shares or as to the price or the prices at which they may choose to tender their Shares. Each stockholder must make his, her or its own decision whether to tender Shares, how many Shares to tender and the price or prices at which to tender. In doing so, stockholders should read carefully the information in or incorporated by reference into the Offer to Purchase and the related Letter of Transmittal and Important Instructions and Information. Stockholders are urged to discuss their decisions with their tax advisors, financial advisors and/or Custodians.

Any questions or requests for assistance may be directed to DST, the information agent for the Offer (the “Information Agent”), by telephone toll free at 855-377-0510. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent and such copies will be furnished promptly at the Company’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company, custodian or other nominee for assistance concerning the Offer.

The Paying Agent, Information Agent and Depository is:

DST Systems, Inc.

Toll-Free: (855) 377-0510

October 27, 2016